Filed Pursuant to Rule 433

Registration No. 333-168879

March 14, 2013

PRICING TERM SHEET

GATX Corporation 2.375% Senior Notes due 2018

Issuer:	GATX Corporation

Security:	2.375% Senior Notes due 2018

Size:	$250,000,000

Maturity Date:	July 30, 2018

Coupon:	2.375%

Interest Payment Dates:	January 30 and July 30, commencing January 30, 2014

Price to Investors:	99.736%

Benchmark Treasury:	UST 0.750% due February 18, 2018

Benchmark Treasury Yield:	0.876%

Spread to Benchmark Treasury:	T+155 bps

Yield to Maturity:	2.426%

Make-Whole Spread:	T+25 bps

Expected Settlement Date:	March 19, 2013 (T+3)

CUSIP/ISIN:	361448 AP8 / US361448AP80

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc.
BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.